IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual and Special Meeting of Shareholders

and

Information Circular

May 24, 2013

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	i

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	ii

INFORMATION CIRCULAR	1

VOTING AND PROXIES	1
BUSINESS OF THE MEETING	4
Receive the Financial Statements	4
Election of Directors	4
Appointment and Remuneration of Auditors	6
Re-Approval of the Incentive Stock Option Plan	7
Advance Notice Provision	8
STATEMENT OF EXECUTIVE COMPENSATION	10
Composition and Mandate of the Governance, Nominating and Compensation Committee	10
Compensation Discussion and Analysis	11
Performance Graph	20
Compensation of Executive Officers	21
Employment Contracts with Named Executive Officers	24
Estimated Termination Payments	25
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	26
Compensation of Directors	26
Securities Authorized For Issuance Under Equity Compensation Plans	29
Indebtedness of Directors and Executive Officers	32
OTHER INFORMATION	32
Interest of Certain Persons in Matters to be Acted Upon	32
Interest of Informed Persons in Material Transactions	33
Corporate Governance Practices	33
Shareholder Proposals	33
Additional Information	33
Approval of Information Circular	34

SCHEDULE A – CORPORATE GOVERNANCE PRACTICES

APPENDIX A – BOARD MANDATE

APPENDIX B – AUDIT COMMITTEE DISCLOSURE

SCHEDULE B – ADVANCE NOTICE PROVISION

May 24, 2013

INVITATION TO SHAREHOLDERS

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada on June 28, 2013 at 1:30 p.m. (Vancouver Time).

At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares are voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2012 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s senior management and ask them your questions.

I hope that you will attend the meeting and I look forward to seeing you there.

Sincerely,
Robert W. Rieder

Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

6190 Agronomy Road
	Suite 405	Toll Free: 1 800 330 9928
	Vancouver BC	Web: www.cardiome.com
Canada V6T 1Z3

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CARDIOME PHARMA CORP.
6190 Agronomy Road, Suite 405
Vancouver, B.C. V6T 1Z3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 28, 2013 at 1:30 p.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2012 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

(4)	to re-approve the Corporation’s existing Incentive Stock Option Plan;

(5)	to consider, and if deemed advisable, to amend the Corporation’s By-Law No. 1 to include an advance notice provision with respect to the nomination of directors; and

(6)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on May 24, 2013 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 24th day of May 2013.

By Order of the Board of Directors

“Robert W. Rieder”

Robert W. Rieder Chairman

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CARDIOME PHARMA CORP.
6190 Agronomy Road, Suite 405
Vancouver, B.C. V6T 1Z3

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of May 24, 2013.

VOTING AND PROXIES

Solicitation of Proxies

This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Corporation to be held at the 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 28, 2013 at 1:30 p.m. (Vancouver Time) (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on May 24, 2013 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 24, 2013, there were 12,470,335 Common Shares outstanding. All share information in this table and the rest of this document reflect on a retroactive basis the one-for-five share consolidation of the Corporation’s Common Shares that occurred on April 12, 2013. To the knowledge of the directors and senior officers of the Corporation, the only person that as of the date hereof beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation was:

Shareholder Name	Number of Common Shares	Percentage of Common Shares
Adage Capital Management, L.P.	1,332,260	10.7%

Can I vote Common Shares that I acquired after May 24, 2013?

Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

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Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).

Voting in Person

Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

Non-Objecting Beneficial Owners

If you are a NOBO, a request for voting instructions from the Corporation or its agent is included with these materials.

These security holder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

Objecting Beneficial Owners

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

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What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the enclosed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose any person or company you want to be your proxyholder. It does not have to be another shareholder or the person designated in the enclosed form. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either Robert W. Rieder or Jennifer Archibald, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Rieder is the Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Ms. Archibald is the Chief Financial Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote or withhold from voting your Common Shares for you at the Meeting in accordance with your instructions. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Ms. Archibald has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Joseph Garcia, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

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Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	1-866-249-7775 (toll-free)

BUSINESS OF THE MEETING

Receive the Financial Statements

The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2012 and the auditors’ report thereon will be placed before shareholders at the Meeting.

Election of Directors

The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The by-laws of the Corporation authorize the directors to fix the actual number of directors. The number of directors is currently fixed at five. Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

The Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The Governance, Nominating and Compensation Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Board would be in the best interests of the Corporation. The Board must take formal action on the Governance, Nominating and Compensation Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and announce its decision by press release. The policy does not apply in circumstances involving contested director elections.

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The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years (or longer), the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 24, 2013.

Name, Province/State and Country of Residence(1)	Position with the Corporation and when Individual became a Director	Present Principal Occupation and Principal Occupation for Five Preceding Years(1)	No. of Common Shares Beneficially Owned, Controlled or Directed(1)(2)
Robert W. Rieder, M.B.A.(3) British Columbia, Canada	Chairman(3) April 21, 1997	Chief Executive Officer, ESSA Pharma Inc. (September 2010 to present); Executive Chairman, Cardiome Pharma Corp. (August 2009 to September 2010); Chairman, Cardiome Pharma Corp. (March 2007 to August 2009); Vice-Chairman, Cardiome Pharma Corp. (March 2006 to March 2007); Chief Executive Officer, Cardiome Pharma Corp. (April 1998 to August 2009).	36,818
Peter W. Roberts, FCA, CPA (Illinois), ICD.D(4) (5) British Columbia, Canada	Director September 18, 2005	Member of the Board of Directors and Audit Committee of the Canadian Public Accountability Board (July 2009 to present); Member of the Board of Directors and Audit Committee of WebTech Wireless Inc. (April 2008 to April 2011); Member of Risk Oversight and Governance Board, Canadian Institute of Chartered Accountants (December 2005 to January 2010); President, Institute of Chartered Accountants of British Columbia (June 2006 to July 2007); Retired as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (March 2004)	500
Harold H. Shlevin, Ph.D. (4) (5) Georgia, United States	Director October 14, 2004	Chief Operating Officer, Galectin Therapeutics Inc. (October 2012 to present); Head of Advanced Technology Development Center – Biosciences and Start-Up Company Catalyst, Georgia Institute of Technology, Enterprise Innovation Institute (November 2009 to October 2012); Head of Operations and Commercial Development, Altea Therapeutics Corporation (October 2008 to November 2009); President and Chief Executive Officer, Tikvah Therapeutics Inc. (June 2006 to July 2008); Global Senior Vice-President and director, Solvay Pharmaceuticals, SA (January 2006 to May 2006); President & Chief Executive Officer, Solvay Pharmaceuticals Inc. (May 2000 to December 2005)	500
Richard M. Glickman(4) (5) (7) British Columbia, Canada	Director December 11, 2006	Retired (July 2007 to present); Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation (January 2002 to July 2007)	Nil
William L. Hunter, MD, MSc.(6) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Cardiome Pharma Corp. (March 2013 to present); Interim Chief Executive Officer (July 2012 to March 2013); President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (1997 to October 2011)	510,000

Notes:

(1)	This information has been provided by the respective nominee as of May 24, 2013.
(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Mr. Rieder resigned as Executive Chairman on September 27, 2010 and became Chairman of the Board.
(4)	Member of the Governance, Nominating and Compensation Committee. Dr. Shlevin is the Chair of the Governance, Nominating and Compensation Committee.
(5)	Member of the Audit Committee. Mr. Roberts is the Chair of the Audit Committee.
(6)	Dr. Hunter was appointed interim Chief Executive Officer in July 2012. In March 2013, he was appointed President and Chief Executive Officer.
(7)	Mr. Glickman is the Lead Independent Director.

The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

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To the best knowledge of management of the Corporation, no proposed director of the Corporation:

(a)	is, as at the date of this Information Circular, or has been, within the ten years before, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, except in respect of the following companies:

•	Akela Pharma, Inc., or Akela. Mr. Rieder was a director of Akela. Due to the late filing of its financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2009, Akela applied to the British Columbia Securities Commission for a management cease trade order covering Mr. Rieder. The management cease trade order was granted on April 6, 2010 and revoked on June 29, 2010 following the filing of all required records. The management cease trade order did not affect trading in the securities of Akela generally.

•	Angiotech Pharmaceuticals Inc., or Angiotech, and each of the following subsidiaries: 0741693 B.C. Ltd., and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Corporation, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the CCAA in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. Hunter was the president and chief executive officer and a director of Angiotech until October 2011.

To the best knowledge of management of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Appointment and Remuneration of Auditors

On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”) be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at remuneration to be fixed by the directors. KPMG is located at 900-777 Dunsmuir Street, Vancouver, British Columbia.

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There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations.

Principal Accountant Fees and Services

The following table sets out the fees billed to the Corporation by KPMG LLP for professional services for the financial years ended December 31, 2012 and December 31, 2011. During 2012 and 2011, KPMG LLP was the Corporation’s only external auditor:

	December 31, 2012	December 31, 2011
Audit Fees(1)	$235,000	$411,620
Audit-Related Fees(2)	$-	$-
Tax Fees(3)	$60,500	$22,000
All Other Fees	$-	$5,000	(4)

Notes:

(1)	Audit fees consist of fees for the audit and interim reviews of the Corporation’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the Corporation’s consolidated financial statements that are not reported under “Audit Fees”.
(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.
(4)	Fees paid for a US GAAP training session.

Pre-Approval Policies

In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2012 were pre-approved by the Audit Committee. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee.

Re-Approval of the Incentive Stock Option Plan

The Corporation’s Incentive Stock Option Plan (the “Incentive Stock Option Plan” or the “Plan”) was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005, June 2006, September 2007 and May 2010. Under the Incentive Stock Option Plan, the maximum number of Common Shares which may be issued from and after July 27, 2007 is 1,400,000, provided that the number of Common Shares that may be issued under the Incentive Stock Option Plan will be increased at the end of each fiscal year of the Corporation by an amount equal to the lessor of (i) 11.02% of the Corporation’s outstanding Common Shares as at the last day of such fiscal year and (ii) the number of Common Shares issued under the Incentive Stock Option Plan during such fiscal year. For a full discussion of the key terms and conditions of the Incentive Stock Option Plan, see “Statement of Executive Compensation – Compensation Discussion and Analysis – Equity Based Incentives – Incentive Stock Option Plan” and “Statement of Executive Compensation – Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”. A copy of the Incentive Stock Option Plan will be available at the Meeting and will be provided to any shareholder upon request to the attention of Investor Relations, by telephone (604) 676-6993, or toll-free 1-800-330-9928, by fax: (604) 677-6915, by mail: Investor Relations, 6190 Agronomy Road, Suite 405, Vancouver, British Columbia V6T 1Z3, or by e-mail: ir@cardiome.com prior to the day of the Meeting.

Under the rules and requirements of the Toronto Stock Exchange (the “TSX”), every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable must be approved by the listed issuer’s security holders.

Consequently, shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution ratifying and approving all unallocated options, rights or other entitlements under the Incentive Stock Option Plan. The text of the resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution that:

1.	The Incentive Stock Option Plan of the Corporation as tabled at the meeting as substantially described in the Information Circular of the Corporation dated May 24, 2013 is hereby ratified, confirmed and re-approved and all unallocated options under the Incentive Stock Option Plan are hereby approved.

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2.	The Corporation has the ability to continue granting options under the Incentive Stock Option Plan until June 28, 2016, being the date that is three years from the date when shareholder re-approval of the Incentive Stock Option Plan is being sought.”

The resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Unless specified in the deposited form of proxy that the Common Shares represented thereby are to be voted against the resolution, the persons named in the enclosed form of proxy intend to vote those Common Shares in favour of the resolution. The directors recommend that shareholders vote in favour of the resolution.

If shareholder re-approval of the Incentive Option Plan is not obtained at the Meeting, all unallocated options will be cancelled and the Corporation will not be permitted to grant further options under the Incentive Stock Option Plan until such time as shareholder approval is obtained; however, all allocated awards under the Incentive Stock Option Plan, such as options that have been granted but not yet exercised, will continue unaffected.

Advance Notice Provision

Effective May 17, 2013, the Board adopted an advance notice policy regarding the nomination of directors (the “Advance Notice Policy”). In order for the Advance Notice Policy to remain in effect following the conclusion of the Meeting, it must be ratified and approved by the shareholders at the Meeting. The Board proposes to incorporate the Advance Notice Policy into the by-laws of the Corporation through an amendment to add the provision set forth as Schedule B (the “Advance Notice Provision”).

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Corporation seeks to fix a deadline by which registered or beneficial holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

The Corporation believes that the addition of the Advance Notice Provision to the Corporation’s By-Law No. 1 is in the best interests of the shareholders as it ensures that all shareholders, including those participating in a meeting by proxy, rather than in person, receive adequate notice of the nominations to be considered at the meeting and can, as a result, exercise their voting rights in an informed manner. In addition, the Advance Notice Provision is expected to facilitate an orderly and efficient process for the nomination and election of directors at meetings. Management and the Board believe that the Advance Notice Provision is consistent with similar provisions adopted by other Canadian public companies and good corporate governance practices.

Effect of the Advance Notice Provision

The following is a summary of the material provisions of the Advance Notice Provision. Shareholders are directed to review the complete terms of the Advance Notice Provision attached to this Information Circular as Schedule B. Briefly, the Advance Notice Provision:

•	provides that only persons who are nominated (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act, or a requisition of shareholders made in accordance with the provisions of the Canada Business Corporations Act; or (c) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the central securities register as a holder of shares carrying the right to vote at such meeting or who beneficially owns shares carrying the right to vote at such meeting and provides evidence of such beneficial ownership to the Corporation, and who complies with the notice procedures set forth in the Advance Notice Provision; shall be eligible for election as directors of the Corporation;

•	fixes a time period by which a registered or beneficial shareholder may submit director nominations to the Corporation prior to any annual or special meeting and sets out the specific information that must be included in the written notice to the Corporation for an effective nomination to occur;

•	provides that in the case of an annual general meeting, notice to the Corporation must be given no less than 30 nor more than 60 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement;

•	provides that in the case of a special meeting that is not also an annual meeting, notice to the Corporation must be made no later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made; and

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•	provides that the board of directors, in its sole discretion, may waive any requirement of the Advance Notice Provision.

Shareholder Approval

Shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution ratifying and approving the Advance Notice Provision. The text of the resolution is set out below:

“BE IT RESOLVED THAT:

1.	the Corporation’s Advance Notice Provision (the “Advance Notice Provision”), a copy of which is attached as Schedule B to the Information Circular of the Corporation dated as at May 24, 2013, be and is hereby ratified and approved and that the by-laws of the Corporation be, and hereby are, amended to include the Advance Notice Provision;

2.	the board of directors of the Corporation be and is hereby authorized in its absolute discretion to administer the Advance Notice Provision; and

3.	any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

The resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Unless specified in the deposited form of proxy that the Common Shares represented thereby are to be voted against the resolution, the persons named in the enclosed form of proxy intend to vote those Common Shares in favour of the resolution. The directors recommend that shareholders vote in favour of the resolution.

If the Advance Notice Provision is ratified and approved by the shareholders at the Meeting, it will be subject to periodic review by the Board, which will seek shareholder approval to update it to reflect any changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined by the Board to be in the best interest of the Corporation and its shareholders. If the Advance Notice Provision is not ratified and approved at the Meeting, the Advance Notice Policy adopted by the Board will no longer be in effect after the conclusion of the Meeting.

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STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Governance, Nominating and Compensation Committee

The Governance, Nominating and Compensation Committee of the Board (the “GNC Committee”) consists of Dr. Shlevin (Chair), Dr. Glickman and Mr. Roberts. The GNC Committee was formed in July 2012 when the Corporate Governance Committee, the Nomination Committee and the Compensation Committee were consolidated into a single committee. Dr. Shlevin was appointed to the Compensation Committee on July 25, 2006 and was appointed Chair of the Compensation Committee on March 26, 2007. Dr. Shlevin continues to serve as Chair of the GNC Committee. Dr. Glickman was appointed to the Compensation Committee on June 11, 2007 and continues to serve as a member of the GNC Committee. Mr. Roberts was appointed to the GNC Committee on July 2, 2012. All of the members of the GNC Committee are independent directors. The GNC Committee is charged, on behalf of the Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The GNC Committee also has the mandate to annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

All members of the GNC Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•	Harold H. Shlevin, the Chair of the GNC Committee, is the Chief Operating Officer of Galectin Therapeutics Inc. Dr. Shlevin was Head of the Advanced Technology Development Centre – Biosciences and Start-Up Company Catalyst in the Enterprise Innovation Institute of the Georgia Institute of Technology between November 2009 and October 2012. Prior to that, Dr. Shlevin was Head of Operations and Commercial Development at Altea Therapeutics Corporation (October 2008 to November 2009), President and Chief Executive Officer of Tikvah Therapeutics Inc. (June 2006 to July 2008), Global Senior Vice President, Regulatory, Safety and Quality and External Affairs (January 2006 to May 2006) and President and Chief Executive Officer (May 2000 to December 2005) at Solvay Pharmaceuticals, Inc. In prior executive roles, Dr. Shlevin has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Shlevin’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Dr. Shlevin is also a Director of NeurOp, Inc, a development stage neuroscience therapeutic company, and serves as a member of its compensation committee. Dr. Shlevin is also a member of the Corporation’s Audit Committee.

•	Richard M. Glickman was Co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Corporation between January 2002 and July 2007. Dr. Glickman also served as the Chief Executive Officer for StressGen Biotechnologies Corp from 1990 until 2000. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. Dr. Glickman has participated in the design, establishment, and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.

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•	Peter W. Roberts is a member of the Board of Directors and Audit Committee of the Canadian Public Accountability Board. Mr. Roberts was a member of the Board of Directors and Chair of the Audit Committee of WebTech Wireless Inc. between April 2008 and April 2011. Prior to that, Mr. Roberts was a member of the Risk Oversight and Governance Board of the Canadian Institute of Chartered Accountants (December 2005 to January 2010), President of the Institute of Chartered Accountants of British Columbia (June 2006 to July 2007) and Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (November 1998 to March 2004). In executive roles held prior to his retirement in 2004, Mr. Roberts has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Mr. Robert’s previous executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Subsequent to his retirement, Mr. Roberts has served as member of compensation committees, and was involved in the publication of a number of documents on compensation issues within the Directors Series during his tenure as member of the Risk Oversight and Governance Board of the Canadian Institute of Chartered Accountants.

Compensation Discussion and Analysis

Compensation Program and Strategy

For purposes of the compensation discussion and analysis, the GNC Committee, as well as the Compensation Committee prior to being consolidated to form the GNC Committee, are referred to as the Compensation Committee below.

The success of the Corporation depends on the talent and efforts of its employees and the leadership and performance of its executives. The Corporation believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The Corporation’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives and (iii) ensure that the interests of management of the Corporation and the Corporation’s shareholders are aligned.

The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of incentive stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Corporation’s goals and strategic objectives and reward the achievement of short- and long-term goals and objectives of the Corporation. They are awarded annually on a discretionary basis by the Board, based on the recommendations of the Compensation Committee and the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value, the achievement by the Corporation and the executives of various objectives, and individual personal subjective assessments. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Corporation’s short-term goals and objectives. The Corporation’s equity-based compensation, currently payable by the grant of incentive stock options, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of long-term performance of the Corporation and to retain key employees. The Corporation’s incentive stock option plan (the “Incentive Stock Option Plan”) is described in more detail below.

Performance goals and personal subjective assessment factors are typically determined early in the year for each executive officer, and relate to matters which assist and help facilitate the Corporation’s overall strategic goals and objectives, These performance goals and personal subjective assessment factors are subjectively assessed by the Compensation Committee, in its discretion, applying a preassigned weighting factor to each objective, attribute, benchmark or criteria. Many of these performance goals and assessment factors are not based on specified objective identifiable measures or targets, and are subjectively determined or assessed instead. These objectives can be altered in the discretion of the Compensation Committee if appropriate due to changes in business factors or conditions.

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In light of the decision by Merck, the Corporation’s collaborative partner, to discontinue further development of the oral formulation of vernakalant, the resulting workforce reductions as well as management change, the corporate and personal objectives established at the beginning of 2012 were rendered inapplicable. As a result, the Compensation Committee, in its discretion, altered the objectives for 2012 and determined that the objectives established for the new interim Chief Executive Officer in July 2012 became the de facto corporate objectives. These objectives included completion of a corporate downsizing to lower the annual burn rate, renegotiation of the Merck agreement, development of a new strategic plan reflecting changes in the Merck collaboration, amongst others.

Prior to 2011, the Corporation annually determined the corporate and personal objectives and personal assessment factors for each year during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee made a subjective assessment regarding such objectives and factors and, based on such assessment, in its discretion, the Compensation Committee determined an aggregate incentive value for each executive officer. The Compensation Committee then recommended to the Board discretionary awards of annual cash incentive bonuses, and discretionary grants of stock options under the Incentive Stock Option Plan, for the Chief Executive Officer and other executive officers of the Corporation.

Commencing with the 2011 fiscal year, the Compensation Committee and the Board revised the Corporation’s approach to awards of equity-based compensation and determined that, during the first quarter of the fiscal year, the Corporation would grant stock options under the Incentive Stock Option Plan on a prospective, going-forward basis, rather than as compensation for performance in the prior year. Such awards are intended to provide a greater incentive for the executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives, and to better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of shareholders. Such grants are awarded on a discretionary basis by the Board, based on the recommendation of the Compensation Committee, which consults with, and receives input from, the Chief Executive Officer regarding proposed awards made to the other employees, and assesses subjectively the anticipated contributions by the executives in assisting the Corporation in creating shareholder value and achieving its long-term goals and strategic objectives. In general, past discretionary awards of stock options are taken into account when making discretionary awards of stock options in subsequent years. In addition, such awards may be made in situations where the Compensation Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist the Corporation to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Pursuant to such discretion, the Compensation Committee and the Board may, in their discretion, determine to award annual incentive amounts to executive officers even in years where the Corporation may have a relatively low Company Success Factor (see below). Furthermore, if the Committee determines that the compensation of the Corporation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the Committee may determine to award equity-based compensation to assist the Corporation in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board may also, in their discretion, adjust weighting to objectives which form part of the Individual Performance to Objectives (see below) for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate and personal objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Board may consider, among other things, in exercising such discretion, include risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks.

For 2012, due to the decision by Merck to discontinue further development of the oral formulation of vernakalant in March 2012, the Corporation undertook significant workforce reductions. In the first quarter of 2012, the Compensation Committee determined that no discretionary awards of incentive stock options were to be made to the senior executives or other key employees as compensation in respect of the 2012 fiscal year. In July 2012, the Corporation underwent a significant management change. The Compensation Committee and the Board approved a discretionary grant of stock options under the Incentive Stock Option Plan to the new executives in order to motivate and retain the new management team to lead the Corporation during this crucial transition period. Information regarding such grants is set out below under “Equity-Based Incentives”.

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In March 2013, the Compensation Committee consulted with and considered recommendations from the interim Chief Executive Officer regarding the performance and assessment of the other executive officers. The Compensation Committee recommended, and the Board approved, a discretionary award of cash incentive bonuses to senior executives as compensation in respect of the 2012 financial year to recognize the excellent manner in which the reduction of annual burn rate to less than $5 million was achieved in July 2012, the leadership by the management team that resulted in exceptional morale amongst the remaining staff, the significant effort required in anticipation of the return of the vernakalent assets from Merck, the favourable renegotiation of the Corporation’s long-term debt leaving the Corporation debt-free, as well as the strategic position of the Corporation for assuming control of European sales from Merck. Information regarding the cash incentive bonuses is set out below under “Annual Cash Incentive”.

The Compensation Committee assesses the performance of the Corporation’s Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Corporation’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Corporation so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Corporation’s executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of the Corporation’s Chief Executive Officer, Chief Financial Officer and the Corporation’s three other most highly compensated executive officers (the “Named Executive Officers”), the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group.

In the fall of 2011 the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in benchmarking the total direct compensation (base salary, annual short and long-term incentives) for the Named Executive Officers. The Compensation Committee also engaged Mercer to outline potential alternatives for equity plan compensation (the Corporation’s equity based compensation is currently based solely on incentive stock options) for review and consideration by the Compensation Committee, and to review the Corporation’s current change of control agreements and arrangements with its Named Executive Officers.

As part of its benchmarking and review process, Mercer developed a comparator group, comprising 15 companies. The comparator group was reviewed and approved by the Compensation Committee and by senior management. In determining the above comparator group, Mercer considered organizations with market capitalizations that were ½ to 2 times those of the Corporation (approximately $100 million to $400 million) as at October 31, 2011 to establish companies of comparable size to the Corporation, with the Corporation at the median of the sample. In addition, Mercer also examined and provided information regarding revenue (the most recently reported annual revenue) and total shareholder return over the most recently completed one, three and five years for the organizations considered. Mercer discussed and finalized the comparator group with the Corporation and the Chair of the Compensation Committee. Following initial discussions, and in order to reduce the number of comparator organizations to an appropriate size, Mercer gave preference to those organizations that have similar operating characteristics to the Corporation, and used those organizations as the comparator group. The comparator group was discussed and endorsed by the Compensation Committee. Mercer also presented the Compensation Committee with alternatives it might consider for alternative long-term incentive compensation vehicles. Given the significant changes in the Corporation’s operations and management in 2012, the Compensation Committee will consider the advice from Mercer where appropriate, but will also perform its own assessment of competitive compensation requirements. It is likely that the Corporation’s executive compensation strategy, programs and arrangements for executives and non-management directors will continue to evolve and be revised in the future as a result of further periodic reviews and assessments by the Compensation Committee and changes of circumstances of the Corporation.

Benchmark market information in relation to the comparator group is used as a guide. However, the Compensation Committee may, for purposes of benchmarking base salaries of executive officers, give greater weight to some, or consider other, comparable companies, reflecting geographical markets, business segments and other variables which reflect other considerations in the recruitment or retention of executive talent.

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In addition, management of the Corporation generally proposes a comparator group of companies for purposes of determining the “Company Success Factor” (see below). In past years, the entire NASDAQ Biotech Index of companies with market capitalizations between $100 million and $400 million has been used for such purpose. The Compensation Committee must approve such comparator group with a view to ensuring that they represent appropriate comparator companies. Changes to the comparator companies reflect, among other things, mergers or acquisitions, companies ceasing to carry on business, changes in the market capitalization of the Corporation and other companies and other industry developments. In 2012, as a result of the fundamental business changes faced by the Corporation, the use of the current comparator group of companies was determined to be non-applicable. Furthermore, given the Corporation’s low market capitalization, it is difficult to identify an acceptable public company comparator group which matches the business aspects of the Corporation. The Compensation Committee intends to conduct further periodic reviews and assessments, by external parties and by the Compensation Committee, at an appropriate time once the Merck transition has been fully completed.

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate requires that the Compensation Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the Compensation Committee, provide to the Corporation at the request of management. Mercer was first retained to provide compensation services to the Corporation or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. The fees billed by Mercer, or any of its affiliates, for services provided to the Compensation Committee and for all other services provided by Mercer, or any of its affiliates, for each of the two most recently completed financial years, are set out in the following table:

	Executive Compensation Related Fees ($)	All Other Fees ($)	Total Fees ($)
2012	3,491	-	3,491
2011	33,710	-	33,710

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

The elements of the Corporation’s executive compensation program and strategy are discussed in greater detail below.

Base Salary

The base salary level for the Corporation’s Chief Executive Officer is based on his overall experience and responsibilities. The salary is determined after considering the salary levels of other executives with similar responsibilities and experience and comparison of salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. In general, the Corporation targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group when applicable, in the discretion of the Compensation Committee. However, the Compensation Committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group. The Chief Executive Officer’s salary is approved by the Board based on the recommendation of the Compensation Committee, which seeks general advice and from time to time more specific advice and recommendations from outside advisors.

In July 2012, the Corporation’s Chief Executive Officer Mr. Janzen departed the Corporation. Prior to his departure, Mr. Janzen’s annual base salary was $636,540, after the Board, based on the recommendation of the Compensation Committee, approved a cost of living adjustment to Mr. Janzen’s base salary effective January 1, 2012.

In July 2012, Dr. Hunter was appointed interim Chief Executive Officer of the Corporation. Dr. Hunter served on the Board as an independent director until his appointment as interim Chief Executive Officer. In connection with his appointment as interim Chief Executive Officer, Dr. Hunter entered into a new employment agreement with the Corporation. His base salary as interim Chief Executive Officer on a part-time basis, devoting at least 60% of his business time, was $350,000. In March 2013, Dr. Hunter assumed a full-time role as President and Chief Executive Officer and his annual base salary was increased from $350,000 to $550,000. See also “Employment Contracts with Named Executive Officers”.

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Pursuant to the terms of the Chief Executive Officer’s employment contract with the Corporation, the Chief Executive Officer’s salary is reviewed annually by the Board and may be increased in the Board’s discretion each year.

The base salary levels for the other Named Executive Officers of the Corporation are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the Named Executive Officers are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year, the Compensation Committee’s understanding of normal and appropriate salary levels for executives at comparable companies with responsibilities and experience comparable to that of the executive officer, and the terms of the executive officer’s employment agreement with the Corporation. In 2012, the base salary levels for the new Named Executive Officers were based on the Compensation Committee’s understanding of normal and appropriate salary levels for executives at comparable companies with responsibilities and experience comparable to that of the executive officer. The salaries are approved by the Board, based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

In January 2012, and prior to the management change, the Board, based on the recommendation of the Compensation Committee (which, among other things, received and considered input and recommendations from the Chief Executive Officer), approved a 3% cost of living adjustment increase to the base salaries of a number of employees, including the Named Executive Officers. In March 2013, the Board, based on recommendation of the Compensation Committee (which, among other things, received and considered input and recommendations from the Chief Executive Officer), approved salary increases for the senior executives, including a 2% increase to the base salary of the Chief Commercial Officer and an 11% increase to the base salary of the Chief Financial Officer. The Board also approved a 57% increase to the base salary of the Chief Executive Officer as a result of Dr. Hunter’s appointment as full-time President and Chief Executive Officer of the Corporation.

Annual Cash Incentive

The Corporation’s Chief Executive Officer is entitled to receive, in the discretion of the Compensation Committee and the Board, an annual cash incentive bonus (as well as grants of stock options under the Incentive Stock Option Plan). The annual cash incentive bonus is awarded following the end of a financial year on a discretionary basis by the Board, based on the recommendations of the Compensation Committee. When determining the annual cash incentive bonus, the Compensation Committee subjectively assesses the Corporation’s success in creating shareholder value, the achievement by the Corporation and the Chief Executive Officer of certain corporate and personal objectives, and a personal subjective assessment factor. The corporate and personal objectives, and personal subjective assessment factors, are established annually by the Compensation Committee and approved by the Board, and agreed to between the Board and the Chief Executive Officer, typically during the first quarter of the financial year. As discussed above, for 2012, as a result of the changes the Corporation underwent, the objectives established for the new interim Chief Executive Officer in July 2012 became the de facto corporate objectives. These objectives, which included completion of a corporate downsizing to lower the annual burn rate, renegotiation of the Merck agreement, development of a new strategic plan reflecting changes in the Merck collaboration, amongst others, were weighted when determining the annual cash incentive bonus for 2012.

The Named Executive Officers, other than the Chief Executive Officer, are also entitled to receive, in the discretion of the Compensation Committee and the Board, an annual cash incentive bonus (as well as grants of stock options under the Incentive Stock Option Plan). The annual cash incentive bonuses are awarded following the end of a financial year on a discretionary basis by the Board, based on the recommendations of the Compensation Committee. When determining the annual cash incentive bonuses, the Compensation Committee subjectively assesses the Corporation’s success in creating shareholder value, the achievement by the Corporation and the executive officers of certain corporate and personal objectives, and a personal subjective assessment factor. The corporate and personal objectives, and personal assessment factors, are established annually by the Compensation Committee, with recommendations from the Chief Executive Officer, and agreed to with the executive officer, typically during the first quarter of the financial year.

The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a maximum annual incentive value, which is expressed as a percentage of base salary. The maximum annual incentive value for each of the Named Executive Officers varies, and ranges between 35% to 100% of base salary. However, the maximum annual incentive can be adjusted in the discretion of the Compensation Committee and the Board.

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In prior years, the formula for determining the amount of annual incentive value that each executive officer may, subject to and in the discretion of the Compensation Committee and the Board, be entitled to receive was generally as follows:

Maximum Value x	Company Success x Factor	Individual Performance x to Objectives Factor	Subjective Factor Rating

The amount determined pursuant to the formula was intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

As described previously, as a result of the fundamental business changes faced by the Corporation as well as the Corporation’s low market capitalization in 2012, the use of the above formula was determined to be non-applicable for 2012. However, the Compensation Committee intends to reapply these principles and re-establish the use of a comparator group of companies for the evaluation of performance in 2013. The Compensation Committee expects to establish a relevant comparator group of companies following completion of the Merck transition.

For 2012, the Compensation Committee determined that the objectives established for the new interim Chief Executive Officer became the de facto objectives for the Corporation and the critical remaining team. The Compensation Committee assessed the executive officers’ performance against these objectives, as well as other factors, including, but not limited to, the excellent manner in which the reduction of annual burn rate to less than $5 million was achieved in July 2012, the leadership by the management team that resulted in exceptional morale amongst the remaining staff, the significant effort required in anticipation of the return of the vernakalant assets from Merck, the favourable renegotiation of the Corporation’s long-term debt leaving the Corporation debt-free, as well as the strategic position of the Corporation for assuming control of European sales from Merck. Following this assessment and determination, the Compensation Committee considered whether to recommend to the Board discretionary awards of annual cash incentive bonuses for the Chief Executive Officer and other executive officers as compensation in relation to the 2012 financial year. The Compensation Committee determined, and the Board accepted and approved, that cash incentive bonuses in the aggregate amount of $731,815 in respect of 2012 should be paid to 10 employees, including the Named Executive Officers, and that the Named Executive Officers should receive cash incentive bonuses in the amounts set out in the following table, based on the Compensation Committee’s subjective assessment and discretion.

Summary Of Executive Bonus Recommendations For 2012 Fiscal Year

Employee	Base Salary	Cash Bonus
William Hunter (1)	$350,000	$380,000
Jennifer Archibald (1)	$225,000	$85,000
Karim Lalji (1)	$381,134	$200,000
Doug Janzen (2)	$636,540	-
Curtis Sikorsky (2)	$324,814	-
Don MacAfee (2)	$316,494	-
Sheila Grant (2)	$284,088	-
Total	$2,518,070	$665,000

(1)	Reflects annual base salaries in effect in 2012 under the terms of the new employment agreements entered into in 2012.
(2)	Reflects annual base salaries in effect in 2012 prior to departure from the Corporation.

In addition, the Corporation has a variable bonus plan for non-management employees of the Corporation and its subsidiaries. This plan, approved in 2010, involves a bonus pool of up to 10% of the aggregate base salaries of the non-executive employees to be allocated among employees based upon the achievement of corporate objectives approved by the Board and individual performance. It is intended that this plan will be assessed annually and refined over time. In 2012, the Board approved a cash bonus pool of $41,815 allocated amongst 6 employees. In addition, the Board approved a $25,000 cash bonus to an individual who played an instrumental role in establishing the Corporation’s European back office operations, sales force and assistance with the transition of the Corporation’s assets from Merck.

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Equity-Based Incentives

The Board and the Compensation Committee believe that in order to (i) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Corporation’s equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan.

The Corporation does not have share ownership guidelines or share retention requirements for directors or executive officers. The Corporation does not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the Corporation’s equity securities. None of the Named Executive Officers or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The Compensation Committee and Board remain committed to the motivation and reward of executives for the long-term performance of the Corporation and the retention of key employees of the Corporation and will continue to seek ways to assure the alignment of the Corporation’s compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007 and May 2010. Under the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The exercise price of options granted under the Incentive Stock Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant. For a more complete description of the Incentive Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”.

As described above, prior to 2011, the Corporation made an annual grant of options under the Incentive Stock Option Plan in the first half of the year based on performance achieved in the prior year. In addition, options were awarded to non-management directors at the time of the Corporation’s annual general meeting each year. The options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In determining whether or not to make option grants, the Board, the Compensation Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as equity-based compensation and then determines the number of the options to be granted based on the estimated fair value of the options. The fair value of the options is calculated based on a standard Black-Scholes-Merton model, which the Compensation Committee and the Board conclude produces a meaningful and reasonable estimate of fair value.

As described above, commencing with the 2011 fiscal year, the Compensation Committee and the Board determined to revise the Corporation’s approach to awards of equity-based compensation and grant options on a prospective, going-forward basis. In March 2012, as a result of the decision by Merck to discontinue further development of the oral formulation of vernakalant, the Corporation undertook significant workforce reductions. In the first quarter of 2012, the Compensation Committee determined that no discretionary awards of incentive stock options were to be granted to the senior executives or other key employees as compensation in respect of the 2012 fiscal year. In July 2012, the Corporation underwent a management change. In the second half of 2012, the Compensation Committee and the Board approved a discretionary grant of stock options under the Incentive Stock Option Plan as an incentive to the new management team to lead the Corporation during the crucial transition period.

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The number of stock options granted to the Named Executive Officers in the second half of 2012, as adjusted to reflect the impact of the one-for-five share consolidation, was as follows:

William Hunter	200,000
Jennifer Archibald	50,000
Karim Lalji	100,000
Douglas G. Janzen	-
Curtis Sikorsky	40,000
Donald A. McAfee	-
Sheila M. Grant	30,000	(1)

(1)	No options were granted in 2012 to Ms. Grant in her capacity as the Corporation’s officer. These options were granted pursuant to a part-time employee agreement entered into in 2012.

In addition, in the second half of 2012, the Compensation Committee recommended, and the Board approved, an additional discretionary award of 82,000 incentive stock options to non-executive employees of the Corporation and other key individuals as compensation in respect of the 2012 financial year.

As described above, in the fall of 2011 the Compensation Committee retained Mercer to examine the compensation of the Corporation’s executives, including the individual elements of such compensation. In assessing the general competitiveness of the base salary, total cash compensation and total direct compensation of the Named Executive Officers, relative to a comparator group, Mercer, in a March 2012 report, noted that total direct compensation (i.e., total cash compensation plus long-term incentives) of the Named Executive Officers is generally positioned below the market median, largely due to the fact that the 3-year average grant date value of long-term incentive grants by the Corporation to Named Executive Officers is low relative to grants of long-term incentive compensation provided by comparator organizations.

Compensation Risk Review

The Compensation Committee has reviewed the Corporation’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to the material risks to the Corporation or otherwise affect the risks faced by the Corporation, and management of those risks. The Compensation Committee intends to conduct such a review annually and will perform the 2013 review in the second half of the year.

The mandate of the Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Corporation must face in the course of its business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considers the financial and other risks identified by the Board, as well as the Corporation’s internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from the Corporation’s compensation policies and practices that may reasonably be likely to have a material effect on the Corporation.

The Compensation Committee believes that the Corporation’s compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from the Corporation’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.

•	The role of the Board in identifying the risks the Corporation faces and ensuring that such risks are appropriately managed.

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•	The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long-term growth of the Corporation, and not encourage irresponsible or excessive risks which have the potential to increase short term revenues or profits at the expense of achieving the Corporation’s long-term strategic goals and objectives.

•	The extent to which the Corporation’s compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the Compensation Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.

•	The extent to which the Corporation’s compensation expense to executive officers is a significant percentage of the Corporation’s revenues.

•	The extent to which incentive compensation may be awarded by the Corporation upon accomplishment of tasks where risks to the Corporation from such tasks may extend over a significantly longer time period.

•	The extent to which the Corporation’s executive compensation policies and practices may reward short-term rather than long-term objectives.

•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Board.

•	Policies and practices the Corporation uses to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including the Corporation’s executive compensation clawback policy.

Executive Compensation Clawback Policy

In April 2010, the Board adopted a policy pursuant to which, in the event the Corporation’s financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Corporation, the Compensation Committee or the Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated, and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Board may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Board considers appropriate, direct that the Corporation seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Corporation’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executives.

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Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2007 to December 31, 2012 (the Corporation’s most recent financial year end).

Year End	2007	2008	2009	2010	2011	2012

COM	$100.00	$62.74	$52.30	$71.60	$30.08	$4.38
S&P/TSX Composite Index	$100.00	$64.97	$84.91	$97.18	$86.42	$89.88

The trend in overall compensation paid to the Named Executive Officers over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

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Compensation of Executive Officers

Summary Compensation Table

The following table provides a summary of the total compensation earned during the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 for the executive officers listed in the table below. The Corporation’s Named Executive Officers are the Chief Executive Officer, the Chief Financial Officer, and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer.

							Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)		Share- based awards ($)	Option- based awards ($)(1)		Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
William L. Hunter Interim President and Chief Executive Officer	2012	173,654	(2)	Nil	262,923	(3)	380,000	Nil	Nil	Nil	816,577
Jennifer Archibald Chief Financial Officer(4)	2012	180,552		Nil	46,325	(5)	85,000	Nil	Nil	Nil	311,877
Karim Lalji Chief	2012	381,134		Nil	131,462	(3)	200,000	Nil	Nil	Nil	712,596
Commercial Officer(6)	2011	370,033		Nil	77,230		87,941	Nil	Nil	Nil	535,204
	2010	334,191		Nil	Nil		97,751	Nil	Nil	Nil	431,942
Douglas G. Janzen	2012	1,630,522	(7)	Nil	Nil		Nil	Nil	Nil	Nil	1,630,522
President and Chief	2011	618,000		Nil	308,922		132,184	Nil	Nil	Nil	1,059,106
Executive Officer(7)	2010	600,000		Nil	Nil		210,000	Nil	Nil	Nil	810,000
Curtis Sikorsky	2012	549,849	(8)	Nil	29,452	(9)	Nil	Nil	Nil	Nil	579,301
Chief Financial Officer(8)	2011	315,353		Nil	77,230		59,956	Nil	Nil	Nil	452,539
	2010	291,534		Nil	Nil		81,729	Nil	Nil	Nil	373,263
Donald A. McAfee	2012	508,755	(11)	Nil	Nil		Nil	Nil	Nil	Nil	508,120
Chief Scientific Officer (10)	2011	306,592	(12)	Nil	308,922		67,745	Nil	Nil	Nil	683,259
	2010	312,468	(13)	Nil	Nil		82,302	Nil	Nil	Nil	394,770
Sheila M. Grant	2012	602,986	(15)	Nil	Nil	(18)	Nil	Nil	Nil	Nil	602,986
Vice President, Product	2011	278,625	(16)	Nil	64,359		64,140	Nil	Nil	Nil	407,124
Development(14)	2010	262,631	(17)	Nil	Nil		73,626	Nil	Nil	Nil	336,257

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor (2011: exercise price = $24.70; Black-Scholes valuation factor = $12.85). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Dr. Hunter was appointed interim Chief Executive Officer of the Corporation on July 3, 2012. He served on the Board of Directors as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012. Amount represents remuneration paid to Dr. Hunter from July 3, 2012 to December 31, 2012 in his capacity as interim President and CEO. This amount does not include $64,913 of fees Dr. Hunter received in his capacity as an independent director of the Corporation.
(3)	Exercise price = $2.45; Black-Scholes valuation factor = $1.30.
(4)	Ms. Archibald was appointed Chief Financial Officer on September 20, 2012.
(5)	Exercise price = $1.70; Black-Scholes valuation factor = $0.95.
(6)	Mr. Lalji was appointed Chief Commercial Officer on October 23, 2012.
(7)	Mr. Janzen was the Corporation’s President and Chief Executive Officer until July 3, 2012, when he departed the Corporation. He ceased to be an executive officer and director of the Corporation effective that date. Amount represents Mr. Janzen’s salary from January 1, 2012 to July 3, 2012 of $323,167 in his capacity as Chief Executive Officer, $34,275 of paid vacation and $1,273,080 of severance payment.
(8)	On September 20, 2012, Mr. Sikorsky resigned from his position as Chief Financial Officer and ceased to be an executive officer of the Corporation on the date of his resignation. Amount represents Mr. Sikorsky’s remuneration from January 1, 2012 to September 20, 2012 of $219,251 in his capacity as Chief Financial Officer, $5,784 of paid vacation and $324,814 of severance payment. This amount does not include $63,091 payable by the Corporation to Mr. Sikorsky under his consulting agreement with the Corporation between September 20, 2012 and December 31, 2012.
(9)	Exercise price = $1.70; Black-Scholes valuation factor = $0.75.
(10)	Mr. McAfee was the Chief Scientific Officer of the Corporation until his departure on July 9, 2012. He ceased to be an executive officer of the Corporation effective that date.
(11)	Represents Mr. McAfee’s salary from January 1, 2012 to July 9, 2012 of $170,606 in his capacity as Chief Scientific Officer, $10,053 of paid vacation and $334,118 of severance payment. The exchange rate used for conversion of U.S. dollar-based salary into Canadian dollars was U.S.$1.00 = Cdn.$1.0078, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during 2012, until his departure. This amount reflects a deduction of $6,022 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.
(12)	Mr. McAfee’s salary in 2011 was US$316,725. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn.$0.9873, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year. This amount reflects a deduction of $6,099 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.
(13)	Mr. McAfee’s salary in 2010 was US$307,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.0294, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year. This amount reflects a deduction of $6,300 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.

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(14)	Ms. Grant left her position with the Corporation as Vice President, Product Development on July 9, 2012 and ceased to be an executive officer of the Corporation. On July 9, 2012, Ms. Grant entered into a consulting agreement with the Corporation. On October 22, 2012, Ms. Grant entered into a part-time employee agreement with the Corporation. On March 26, 2013, Ms. Grant was appointed the Chief Operating Officer of the Corporation and became an executive officer.
(15)	Represents Ms. Grant’s salary from January 1, 2012 to July 9, 2012 of $148,600 in her capacity as Vice President, Product Development, $15,737 of paid vacation and $441,132 of severance payment. This amount reflects a deduction of $2,483 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies. This amount does not include an additional $92,932 payable by the Corporation to Ms. Grant under her consulting and part-time employment agreements.
(16)	This amount reflects a deduction of $5,463 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.
(17)	This amount reflects a deduction of $5,130 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.
(18)	This does not include $22,107 of option-based awards granted to Ms. Grant in her capacity as part-time employee. Exercise price = $1.70, Black-Scholes valuation factor = $0.75

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Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2012.

	Option-based awards				Share-based awards
Name	Number of securities underlying Unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2012 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
William L. Hunter	3,000		23.25	6/8/2013	Nil	Nil	Nil	Nil
	10,000		54.10	6/10/2013	Nil	Nil	Nil	Nil
	3,000		23.25	8/11/2014	Nil	Nil	Nil	Nil
	3,000		41.40	5/25/2015	Nil	Nil	Nil	Nil
	3,000		18.25	9/12/2016	Nil	Nil	Nil	Nil
	200,000	(1)	2.45	7/3/2017	Nil	Nil	Nil	Nil
Jennifer Archibald	1,365		23.25	5/20/2013	Nil	Nil	Nil	Nil
	1,100		55.75	6/14/2013	Nil	Nil	Nil	Nil
	360		30.45	12/14/2014	Nil	Nil	Nil	Nil
	200		43.20	6/2/2015	Nil	Nil	Nil	Nil
	760		18.25	9/12/2016	Nil	Nil	Nil	Nil
	50,000		1.70	8/8/2017	11,250	Nil	Nil	Nil
Karim Lalji	371		60.35	3/25/2013	Nil	Nil	Nil	Nil
	6,999		23.25	5/20/2013	Nil	Nil	Nil	Nil
	11,111		23.80	12/30/2014	Nil	Nil	Nil	Nil
	6,000		24.70	3/13/2016	Nil	Nil	Nil	Nil
	100,000		2.45	7/3/2017	Nil	Nil	Nil	Nil
Douglas G. Janzen	4,572		60.35	3/25/2013	Nil	Nil	Nil	Nil
	25,400		23.25	5/20/2013	Nil	Nil	Nil	Nil
	120,000		23.25	7/3/2013	Nil	Nil	Nil	Nil
	24,000		24.70	7/3/2013	Nil	Nil	Nil	Nil
Curtis Sikorsky	1,424		60.35	3/25/2013	Nil	Nil	Nil	Nil
	14,000		23.25	5/20/2013	Nil	Nil	Nil	Nil
	40,000		1.70	6/30/2014	9,000	Nil	Nil	Nil
	14,000		23.80	12/30/2014	Nil	Nil	Nil	Nil
	6,000		24.70	3/13/2016	Nil	Nil	Nil	Nil
Sheila M. Grant	2,602		60.35	3/25/2013	Nil	Nil	Nil	Nil
	10,500		23.25	5/20/2013	Nil	Nil	Nil	Nil
	14,000		23.80	12/30/2014	Nil	Nil	Nil	Nil
	5,000		24.70	3/13/2016	Nil	Nil	Nil	Nil
	30,000		1.70	12/11/2017	6,750	Nil	Nil	Nil

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(1)	Represents options granted to Dr. Hunter in his capacity as interim President and Chief Executive Officer. All other options were granted while he was acting in the capacity of an independent director.
(2)	Mr. McAfee did not have any options outstanding as at December 31, 2012.

Value Vested or Earned During 2012 Financial Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended December 31, 2012.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
William L. Hunter (1)	161,609	Nil	Nil
Jennifer Archibald	30,290	Nil	Nil
Karim Lalji	145,100	Nil	Nil
Douglas G. Janzen	663,055	Nil	Nil
Curtis Sikorsky	124,572	Nil	Nil
Donald A. McAfee	36,253	Nil	Nil
Sheila M. Grant	127,808	Nil	Nil

(1)	Dr. Hunter was appointed interim President and Chief Executive Officer in July 2012. The value of option-based awards vested during the year represents the value of options granted to Dr. Hunter as interim President and Chief Executive Officer. Options previously granted to Dr. Hunter in his capacity as an independent director vested prior to 2012.

Employment Contracts with Named Executive Officers

The Corporation has entered into employment agreements with each of the Named Executive Officers listed below.

William Hunter

Under an employment agreement between the Corporation and William Hunter dated July 3, 2012, Dr. Hunter was appointed interim Chief Executive Officer and President of the Corporation and is to devote his best efforts and at least 60% of all of his business time to the performance of his duties. Dr. Hunter’s employment agreement provides for an annual salary of $350,000, which is reviewed annually by the Corporation. Dr. Hunter is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Dr. Hunter are met. Under his employment agreement, Dr. Hunter received a grant of 200,000 incentive stock options in 2012, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. If certain performance conditions are met, the vesting of a portion of his options may be accelerated. He is entitled to three weeks of paid vacation each year, and personal travel benefits not exceeding $70,000 per calendar year. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to $550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met.

Dr. Hunter’s employment agreement has an indefinite term and may be terminated by Dr. Hunter upon at least 60 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination.

Jennifer Archibald

Under an employment agreement between the Corporation and Jennifer Archibald dated September 20, 2012, Ms. Archibald was appointed Chief Financial Officer of the Corporation in consideration for an annual salary of $225,000. This salary is reviewed annually by the Corporation. Effective January 1, 2013, Ms. Archibald’s annual salary was increased to $250,000. Ms. Archibald is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Ms. Archibald are met. Ms. Archibald received a grant of 50,000 incentive stock options in 2012, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. If certain performance conditions are met, the vesting of a portion of her options may be accelerated. She is entitled to five weeks of paid vacation each year.

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Ms. Archibald’s employment agreement has an indefinite term and may be terminated by Ms. Archibald upon at least 60 days’ written notice, in which case she will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Ms. Archibald’s employment is terminated by the Corporation without cause, including following a change of control of the Corporation, she is entitled to receive any salary owed and expenses incurred up to the date of termination. In addition, she is entitled to a lump sum severance payment equal to 12 months of salary and benefits, plus an additional payment equal to one month of salary and benefits for each full year of service as Chief Financial Officer to a maximum of 18 months in total, as well as 100% of her maximum annual discretionary bonus. Upon a change of control or following termination of Ms. Archibald’s employment without cause, all unvested stock options held by Ms. Archibald will be vested immediately.

Karim Lalji

Under an employment agreement between the Corporation and Karim Lalji dated September 14, 2006, Mr. Lalji was appointed as Senior Vice President, Commercial Affairs of the Corporation in consideration for an annual salary of $300,000, payable in equal semi-monthly instalments. In 2012, Mr. Lalji was promoted to the position of Chief Commercial Officer and his employment agreement was amended. As at December 31, 2012, Mr. Lalji’s amended employment agreement provides for a base salary of $381,134. Effective January 1, 2013, Mr. Lalji’s base salary was increased to $390,000. Mr. Lalji is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Corporation and Mr. Lalji are met. Under his amended employment agreement, Mr. Lalji received a grant of 100,000 incentive stock options in 2012, which vest over three years on the anniversary of the date of grant. If certain performance conditions are met, the vesting of a portion of his options may be accelerated. He is entitled to six weeks of paid vacation each year.

Mr. Lalji’s employment agreement has an indefinite term and may be terminated by Mr. Lalji upon at least 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Lalji’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a lump sum payment equal to 24 months salary and benefits. Upon a change of control or following termination of Mr. Lalji’s employment without cause, all unvested stock options held by Mr. Lalji will be vested immediately.

Pursuant to a retention incentive letter of the Corporation dated May 23, 2008 addressed to Mr. Lalji, notwithstanding the employment agreement with the Corporation, in the event of a change of control of the Corporation, if Mr. Lalji is offered and accepts employment following the change of control he will be paid 50% of his current annual salary and 50% of his maximum annual discretionary bonus on each of (i) the date of completion of the change of control transaction (ii) the first anniversary of the completion date of the change of control, provided he remains an employee, or upon termination by the employer if he is terminated for any reason in the first year following the completion date of the change of control. If Mr. Lalji is not offered continued employment with substantially the same responsibilities and under the same terms as their current employment, he may elect to either (i) exercise any rights available under the circumstances pursuant to his employment agreement, or (ii) receive a lump sum payment of 100% of his current annual salary and 100% of their maximum annual discretionary bonus upon the completion of a change of control transaction.

Estimated Termination Payments

The table below reflects amounts that would have been payable to each Named Executive Officer if his or her employment had been terminated on December 31, 2012 either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause			Termination Following Change of Control(1)
Name	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
William Hunter(3)	-	-	-	-	-	-
Jennifer Archibald	303,750	6,397	8,547	303,750	6,397	8,547
Karim Lalji	762,268	-	19,115	762,268	-	19,115
Douglas G. Jansen	-	-	-	-	-	-
Curtis Sikorsky	-	-	-	-	-	-
Donald A. McAfee	-	-	-	-	-	-
Sheila M. Grant	-	-	-	-	-	-

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Notes:

(1)	Represents the amount each Named Executive Officer would be entitled to receive if his or her employment with the Corporation was terminated upon completion of a change of control. For additional information regarding amounts payable to the Named Executive Officers in connection with a change of control, including amounts payable to the executive officers if their employment is continued following a change of control, if applicable, or is terminated within one year following a change of control, see the discussion under “Employment Contracts with Named Executive Officers”.
(2)	Represents the value of unvested in-the-money options that will vest upon termination of employment as at December 31, 2012.
(3)	There are no termination provisions pursuant to the employment agreement with Dr. Hunter in his capacity as interim Chief Executive Officer.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$25,000,000 annual protection against liability (less a deductible of up to US$500,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$398,695. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert W. Rieder(2)	94,828	Nil	20,740	Nil	Nil	Nil	115,568
Harold H. Shlevin(3)	97,914	Nil	20,740	Nil	Nil	Nil	118,654
Peter W. Roberts(4)	95,831	Nil	20,740	Nil	Nil	Nil	116,571
Richard M. Glickman(5)	108,905	Nil	20,740	Nil	Nil	Nil	129,645
Jackie M. Clegg(6)	52,589	Nil	Nil	Nil	Nil	Nil	52,589

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of the grant ($1.70) by the Black-Scholes valuation factor ($0.95). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Chairman of the Board.
(3)	Chair of the Governance, Nominating and Compensation Committee.
(4)	Chair of the Audit Committee.
(5)	Lead Independent Director.
(6)	Ms. Clegg did not stand for re-election as a director in 2012, and ceased to be a director effective June 11, 2012. Amount shown represents fees earned until that date.

Prior to April 2012, non-management directors, other than the Chair of the Board and the Lead Independent Director, received an annual retainer fee of US$25,000 for acting as board members. The Chair of the Board and the Lead Independent Director were each entitled to an annual retainer of US$75,000. The Chairs of the Audit Committee and Compensation Committee were each entitled to an additional US$25,000 annual retainer and the Chairs of the Corporate Governance Committee and Nomination Committee were each entitled to an additional US$15,000 annual retainer. In addition, non-management directors were entitled to receive US$1,500 per teleconference Board or committee meeting or US$3,000 per Board or committee meeting attended in person.

In May 2012, the Board, based on a recommendation of the Compensation Committee, reduced the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members to US$20,000 and reduced the annual retainer payable to the Chair of the Board and the Lead Independent Director to US$50,000. The Board, based on the recommendation of the Compensation Committee, also reduced the additional annual retainer payable to the Chairs of the Audit Committee and Compensation Committee to US$17,000 and the additional retainer payable to the Chairs of the Corporate Governance Committee and the Nomination Committee to US$10,000. In addition, the Board, based on a recommendation of the Compensation Committee, reduced the amount non-management directors are entitled to receive per teleconference Board or committee meeting US$1,000 and US$2,000 per Board or committee meeting attended in person. All of these fee reductions became effective as of April 1 2012. This reduction in director fees was part of a restated philosophy that directors' compensation should comprise a higher at-risk portion, in the form of equity-based awards (see below), and less in the form of cash

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In July 2012, the Corporate Governance Committee, the Nomination Committee and the Compensation Committee were consolidated to form the Governance, Nominating and Compensation Committee. The additional annual retainer payable to the Chair of the Governance, Nominating and Compensation Committee is US$17,000. All other annual retainers and meeting fees remain unchanged.

Subject to the limitations set out in the Incentive Stock Option Plan, non-management directors receive an annual grant of incentive stock options to acquire 3,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board in March 2010 and by the shareholders of the Corporation in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Corporation within any calendar year to a maximum of $100,000.

The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director. During 2010, the Compensation Committee engaged Towers Perrin, an external independent compensation consultant, to assess the market competitiveness of director compensation at the Corporation against a comparator group of publicly listed companies that include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Corporation’s market capitalization. The report of the external independent compensation consultant indicated that the Corporation’s director compensation program has provided competitive levels of target pay but that, due to stock price performance, the short term of director option grants and an extended black-out period related to the Corporation’s review of strategic alternatives during 2009 and 2010, the actual compensation of the Corporation’s directors was significantly less than target compensation. While the external independent compensation consultant made a number of recommendations the Compensation Committee could implement in order to align actual compensation with target compensation, including considering changing from a grant of stock options only to a mix of stock options and deferred share units, the Compensation Committee determined in both 2010 and 2011 not to make changes in the Corporation’s director compensation practices at that time.

In April 2012, as discussed previously, the annual retainer and per meeting fee payable to non-management directors were reduced. In addition, the Corporation was undergoing significant operational and management changes. The Board determined that in order to retain the non-management directors to work towards the goal of creating shareholder value, as well as to provide competitive total target compensation to non-management directors, the annual grant of incentive stock options to each non-management directors in 2012 was increased to 12,000 options. Each non-management director also received an additional grant of 10,000 options in 2012, with 20% vesting immediately and 20% at the end of each year from the date of grant. The Compensation Committee will continue to monitor the Corporation’s director compensation practices with a view to potentially revising or changing such practices in the future if the Compensation Committee determined that is warranted.

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Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options as at Dec. 31, 2012 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Robert W. Rieder	5,765	60.35	3/25/2013	Nil	Nil	Nil
	59,600	23.25	5/20/2013	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	4,950	Nil	Nil
Harold H. Shlevin	3,000	23.25	6/8/2013	Nil	Nil	Nil
	3,000	54.10	6/10/2013	Nil	Nil	Nil
	3,000	23.25	8/11/2014	Nil	Nil	Nil
	3,000	41.40	5/25/2015	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	4,950	Nil	Nil
Peter W. Roberts	3,000	23.25	6/8/2013	Nil	Nil	Nil
	3,000	54.10	6/10/2013	Nil	Nil	Nil
	3,000	23.25	8/11/2014	Nil	Nil	Nil
	3,000	41.40	5/25/2015	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	4,950	Nil	Nil
Richard M. Glickman	10,000	64.75	3/31/2013	Nil	Nil	Nil
	3,000	23.25	6/8/2013	Nil	Nil	Nil
	3,000	54.10	6/10/2013	Nil	Nil	Nil
	3,000	23.25	8/11/2014	Nil	Nil	Nil
	3,000	41.40	5/25/2015	Nil	Nil	Nil
	3,000	18.25	9/12/2016	Nil	Nil	Nil
	22,000	1.70	8/8/2017	4,950	Nil	Nil
Jackie M. Clegg(1)	3,000	23.25	6/8/2013	Nil	Nil	Nil
	3,000	54.10	6/10/2013	Nil	Nil	Nil
	3,000	23.25	6/11/2013	Nil	Nil	Nil
	3,000	41.40	6/11/2013	Nil	Nil	Nil
	3,000	18.25	6/11/2013	Nil	Nil	Nil

Note:

(1)	Ms. Clegg did not stand for re-election as a director in 2012, and ceased to be a director effective June 11, 2012. Amount shown represents options granted when she was acting in the capacity as an independent director.

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Value Vested or Earned During 2012 Financial Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2012.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert W. Rieder	167,367	Nil	Nil
Harold H. Shlevin	13,042	Nil	Nil
Peter W. Roberts	13,042	Nil	Nil
Richard Glickman	13,042	Nil	Nil

Note:

(1)	Ms. Clegg did not stand for re-election as a director in 2012, and ceased to be a director effective June 11, 2012. As such, no options were granted to Ms. Clegg in 2012. Previous options granted to Ms. Clegg vested prior to 2012.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2012 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average Exercise price of of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities Reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,118,116	$14.65	281,884
Equity compensation plans not approved by securityholders	–	–	–

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010 and December 2010. Pursuant to the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The Incentive Stock Option Plan provides that the maximum number of Common Shares which may be issued under the Incentive Stock Option Plan from and after July 27, 2007 is 1,400,000, provided that the number of Common Shares that may be issued under the Incentive Stock Option Plan is increased at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options (or deemed to have been issued pursuant to the cashless exercise of options) during such year shall again become available to be made subject to an option that may be granted. Since July 27, 2007, 1,408,580 options have been granted pursuant to the Incentive Stock Option Plan, 410,156 Common Shares have been issued pursuant to the exercise of options (including 48,470 Common Shares which are deemed to have been issued pursuant to the cashless exercise of options) and 964,039 options have been cancelled or expired. As at December 31, 2012, the maximum number of Common Shares that may be issued under the Incentive Stock Option Plan from and after July 27, 2007, including 410,156 Common Shares issued pursuant to the exercise of options after July 27, 2007 up to and including December 31, 2012, adjusted to reflect increases at the end of each year as described above, was 1,810,156 Common Shares. As at May 24, 2013, this maximum number represents approximately 13.2% of the issued and outstanding Common Shares on a fully-diluted basis (reflecting the full exercise of all outstanding options, whether or not vested) and 14.5% of the issued and outstanding Common Shares on a non-diluted basis. As at May 24, 2013, options to purchase an aggregate of 1,278,489 Common Shares, representing approximately 9.3% of the issued and outstanding Common Shares on a fully diluted basis (10.3% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after May 24, 2013 is 121,511, representing approximately 0.9% of the issued and outstanding Common Shares on a fully diluted basis (1.0% on a non-diluted basis).

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Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Incentive Stock Option Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Incentive Stock Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the TSX on the date immediately preceding the date of the grant. Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion and may receive options having different terms on the same date.

The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Prior to 2012, outstanding options granted to officers, employees, consultants and contractors generally vest over four years, as to 25% at the end of each 12 month period commencing from the date of the grant of the options. In 2012, outstanding options granted to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant. The vesting periods for options granted to officers and certain key individuals may also be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, as to 25% immediately and 25% at the end of each 12 month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. In 2012, non-executive directors also received an additional grant, 20% of which vested on the grant date, with the remaining vest over four years, or 20% at the end of each 12 month period commencing from the date of the grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from date of grant.

The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Incentive Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Incentive Stock Option Plan within a one-year period is 5% of the Outstanding Issue; (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue; and (v) the value of options granted to any individual non-employee director of the Corporation within any calendar year may not exceed $100,000.

Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than six years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation and options granted under the Incentive Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury. In addition, option holders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash.

30

Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Incentive Stock Option Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Incentive Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Incentive Stock Option Plan fixes the maximum number of options that may be issued as incentive stock options at 575,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Incentive Stock Option Plan requires shareholder approval for the following amendments to the Incentive Stock Option Plan or options granted under the Incentive Stock Option Plan to:

(i)	increase the number of Common Shares that can be issued under the Incentive Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Incentive Stock Option Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)	reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(iii)	extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Incentive Stock Option Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)	if at any time the Incentive Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Incentive Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)	expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	amend the Incentive Stock Option Plan to increase any maximum limit of the number of securities that may be:

(a)	issued to insiders of the Corporation within any one year period, or

(b)	issuable to insiders of the Corporation at any time;

which may be specified in the Incentive Stock Option Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

31

(vii)	if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan or, if the Incentive Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Incentive Stock Option Plan reserve; and

(viii)	change the amendment provisions of the Incentive Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Incentive Stock Option Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Incentive Stock Option Plan in accordance with the section or sections of the Incentive Stock Option Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.

Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Incentive Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Incentive Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Incentive Stock Option Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Incentive Stock Option Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Incentive Stock Option Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

OTHER INFORMATION

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2012 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

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Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a company that is itself an informed person or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule A. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Report on Form 20-F dated March 19, 2013 at www.sedar.com and in Appendix B.

Shareholder Proposals

Shareholder proposals to be considered at the 2014 annual general meeting of the shareholders of the Corporation must be received at the principal offices of the Corporation no later than January 31, 2014 in order to be included in the information circular and form of proxy for such annual general meeting.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Report on Form 20-F together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2012 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting held on June 11, 2012. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information. The Corporation may be contacted at telephone (604) 676-6993, or toll-free 1-800-330-9928, by fax: (604) 677-6915, by mail: Investor Relations, 6190 Agronomy Road, Suite 405, Vancouver, British Columbia V6T 1Z3, or by e-mail: ir@cardiome.com.

If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

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Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 24th day of May 2013.

By Order of the Board of Directors

Robert W. Rieder
Chairman

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SCHEDULE A – CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure on the Audit Committee of Cardiome Pharma Corp. (the “Corporation”) required by NI 52-110 can be located in the Corporation’s Annual Report on Form 20-F dated March 19, 2013 at www.sedar.com and in Appendix B.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of five directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Robert W. Rieder	No
Harold H. Shlevin	Yes
Peter W. Roberts	Yes
Richard M. Glickman	Yes
William L. Hunter	No (1)

Note:

(1)	Dr. Hunter was an independent director, until he was appointed interim Chief Executive Officer on July 3, 2012.

The following table outlines other reporting issuers that Board members are directors of:

Board Member	Reporting Issuer
Robert W. Rieder	-
Harold H. Shlevin	Galectin Therapeutics Inc.
Peter W. Roberts	-
Richard Glickman	-
William L. Hunter	Zalicus Inc.

The independent directors meet at least once per quarter without the presence of non-independent directors and members of management. The independent directors met 5 times without the presence of non-independent directors and members of management during 2012 and have met once without the presence of non-independent directors and members of management during 2013.

Robert W. Rieder served as Chief Executive Officer from April 1998 until August 2009 and as Executive Chairman from August 2009 until September 2010. Mr. Rider is not an independent director by virtue of his former role as Executive Chairman. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors. As lead independent director, Mr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.

The following table illustrates the attendance record of each director for all Board meetings held in 2012.

Board Member	Meetings Attended
Robert W. Rieder	18 out of 19
Harold H. Shlevin	18 out of 19
Peter W. Roberts	17 out of 19
Richard Glickman	18 out of 19
William L. Hunter	15 out of 19
Jackie M. Clegg (1)	7 out of 9
Douglas G. Janzen(2)	8 out of 10

Note:

(1)	Ms. Clegg did not stand for re-election as a director in 2012, and ceased to be a director effective June 11, 2012. Information disclosed relate to the number of meetings attended prior to June 11, 2012.

(2)	Mr. Janzen was the Corporation’s President and Chief Executive Officer and director until July 3, 2012, when he departed the Corporation. Information disclosed relate to the number of meetings attended prior to July 3, 2012.

Board Mandate

The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has developed written position descriptions for the Chair and the Chairs of each of the Audit Committee and the Governance, Nominating and Compensation (the “GNC Committee”). The Chief Executive Officer of the Corporation also has a written position description that has been approved by the Board.

Orientation and Continuing Education

It is the mandate of the GNC Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the GNC Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for the Corporation are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

Nomination of Directors

It is the mandate of the GNC Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the GNC Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the GNC Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the GNC Committee are independent in accordance with the mandate of the GNC Committee.

Compensation

The GNC Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations. The GNC Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the Chief Executive Officer of the Corporation on an annual basis and is responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors. The GNC Committee is comprised of independent directors in accordance with the mandate of the GNC Committee.

In addition, the GNC Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The GNC Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information. In April 2012 the mandate was revised to provide that the GNC Committee annually review the Corporation’s compensation policies and practices to consider whether they are aligned with the Corporation’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Corporation’s compensation policies or practices might present or could give rise to material risks to the Corporation, or otherwise affect the risks faced by the Corporation and management of those risks.

Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Board’s mandate, in conjunction with the GNC Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

APPENDIX A – BOARD MANDATE

CARDIOME PHARMA CORP.

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right chief executive officer for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source: Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

Purpose

The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.	Appointments to the Board will be reviewed on an annual basis. The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

5.	The Board will meet as required, but at least once quarterly.

6.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

7.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

8.	The Board will:

(i)	adopt a strategic planning process and approve a strategic plan each year; and

(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

9.	The Board will:

(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(iii)	adopt a disclosure policy.

Supervision of Management

10.	The Board will:

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(ii)	ensure that the CEO is appropriately managing the business of the Corporation;

(iii)	ensure appropriate succession planning is in place;

(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(v)	consider and approve major business initiatives and corporate transactions proposed by management; and

(vi)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

11.	The Board will:

(i)	develop a process for the orientation and education of new members of the Board;

(ii)	support continuing education opportunities for all members of the Board;

(iii)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(vi)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved: December 13, 2010

APPENDIX b - AUDIT committee DISCLOSURE

The Audit Committee is comprised of three independent directors. The current members are Peter W. Roberts, Harold H. Shlevin and Richard M. Glickman. All members are financially literate. For a description of the relevant education and experience of each member, see “Composition and Mandate of the Governance, Nominating and Compensation Committee” in the information circular.

AUDIT COMMITTEE MANDATE

CARDIOME PHARMA CORP.

Date of Adoption: May 12, 2006

Purpose

The audit committee (the “Committee”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for ensuring accounting integrity and solvency. The Committee is also responsible for ensuring the appropriateness of insurance, investment of liquid funds, information security, contracts, and liability. The Committee will assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities by:

•	reviewing the integrity of the consolidated financial statements of the Corporation;

•	appointing (subject to shareholder ratification if required), determine funding for, and oversee the independent auditor and reviewing the independent auditor’s qualifications and independence;

•	reviewing the performance of the Corporation’s independent auditors;

•	reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•	reviewing financial information contained in public filings of the Corporation prior to filing;

•	reviewing earnings announcements of the Corporation prior to release to the public;

•	reviewing the Corporation’s systems of and compliance with internal financial controls;

•	reviewing the Corporation’s auditing, accounting and financial reporting processes;

•	dealing with all complaints regarding accounting, internal accounting controls and auditing matters; and

•	dealing with any issues that result from the reviews set forth above.

Membership and Reporting

1.	The Committee will be comprised of independent directors and will have a minimum of three members. All members of the Committee must have a working familiarity with basic finance and accounting practices and be able to read and understand financial statements.

2.	Appointments and replacements to the Committee will be made by the Board and will be reviewed on an annual basis. The Board will provide for continuity of membership, while at the same time allowing fresh perspectives to be added. Each member of the Committee will automatically cease to be a member if he or she ceases to be an independent director.

3.	The chairman of the Committee (the “Chairman”) will be appointed by a vote of the Board on an annual basis.

4.	The Committee will report to the Board, at the next scheduled meeting of the Board, the proceedings of the Committee and any recommendations made by the Committee.

5.	At least one member of the Committee will be a “financial expert”, as such term is defined by applicable legislation.

6.	The external auditor will report directly to the Committee.

Terms of Reference

7.	The Committee is responsible for overseeing the work of the external auditor and will communicate directly with the external auditors as required.

8.	The Committee will meet as required, but at least once quarterly (to review the quarterly financial statements, management discussion and analysis (“MD&A”) and the related press release before such documents are presented to the Board or filed with regulatory authorities, as the case may be). Special meetings of the Committee will be authorized at the request of any member of the Committee or at the request of the Corporation’s external auditors. The external auditors will be informed about, and can attend, meetings of the Committee as deemed appropriate by the Chairman of the Committee. Provision will be made to meet privately with external auditors on a quarterly basis and to meet privately with management at least once per annum.

9.	The Committee will review, with the external auditors, the results of the external audit and any changes in accounting practices or policies and the financial statements impact thereof. In addition, the Committee will review any accruals, provisions, or estimates that have a significant effect upon the financial statements as well as other sensitive matters such as disclosure of related party transactions.

10.	The Committee will review and approve interim financial statements, MD&A and the related press release on behalf of the Board and sign a resolution to that effect.

11.	In addition, the Committee will review other financial statements, information and documents that require the approval of the Board. These will include year-end audited statements, year-end MD&A, statements in prospectus and other offering memoranda and statements required by regulatory authorities. The Committee will sign a resolution to the effect that such financial statements, information or documents that are being presented to the Board are satisfactory, and recommend their approval.

12.	The Committee will review and discuss with management and the independent auditor any major issue as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems of the Corporation, either directly, or through the external auditors or other advisors and obtain and review a report from the independent auditor, at least annually, regarding same; and the Committee will review and discuss with management and the independent auditor any special steps adopted in light of material internal control deficiencies and the adequacy of disclosures about changes in internal controls over financial reporting.

13.	The Committee will review the policies and practices of the Corporation regarding the regular examination of officers’ expenses and perquisites, including the use of the assets of the Corporation.

14.	The Committee will review the basis and amount of the external auditors’ fees and pre-approve all auditing services and permitted non-audit services.

15.	The Committee will consider whether the external auditors should be re-appointed and make recommendations to the Board. At least on an annual basis, the Committee will evaluate the qualifications, performance and independence of the external auditor and the senior audit partners having primary responsibility for the audit, including considering whether the auditor’s quality controls are adequate.

16.	The Committee will pre-approve the appointment of the external auditor for all accounting services, internal control related services and permitted non-audit services to be provided to the Corporation. The Committee may establish policies and procedures, from time to time, pre-approving the appointment of the external auditor for certain non-audit services. In addition, the Committee may delegate to one or more members the authority to pre-approve the appointment of the external auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation will be reported to the full Committee at its next scheduled meeting.

17.	The Committee will review and approve the Corporation’s hiring of partners, employees, former partners and former employees of the present and former external auditor of the Corporation.

18.	The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

19.	The Committee will review and reassess the adequacy of this mandate annually.

20.	The Committee has the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Corporation will provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

21.	The Committee will issue any necessary reports required of the Committee to be included in the Corporation’s annual proxy statement. The Committee will review and recommend to the Board the approval of all documents filed with securities regulatory authorities.

22.	The Committee will approve all related party transactions.

23.	The Committee will discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.

24.	The Committee will receive from the independent auditor a formal written statement delineating all relationships between the independent auditor and the Corporation and will actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor.

Approved:  May 12, 2006.

SCHEDULE B – ADVANCE NOTICE PROVISION

2.2.1 Advance Notice of Meetings of Shareholders

(a)	Nomination Procedures. Subject only to the Act, Regulations, Applicable Securities Law and the Articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this by-law 2.2.1 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and (B) complies with the notice procedures set forth below in this by-law 2.2.1.

(b)	Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation in accordance with this by-law 2.2.1.

(c)	Manner of timely notice. To be timely, a Nominating Shareholder’s notice must be given:

(i)	in the case of an annual general meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 60 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the meeting was made.

In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	Proper form of notice. To be in proper written form, a Nominating Shareholder’s notice must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, province or state, and country of residence of the person, (B) the principal occupation, business or employment of the person, both present and within the five years preceding the notice, (C) whether the person is a resident Canadian within the meaning of the Act, (D) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(ii)	as to the Nominating Shareholder, (A) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any joint actors, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (B) full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Corporation and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws,

References to “Nominating Shareholder” in this by-law 2.2.1 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(e)	Other Information. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

(f)	Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(g)	Power of the chairman. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(h)	Delivery of notice. Notwithstanding any other provision of these by-laws, notice given to the secretary of the Corporation pursuant to this by-law 2.2.1 may only be given by personal delivery, facsimile transmission or by email (provided that the secretary of the Corporation has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)	Increase in number of directors to be elected. Notwithstanding any provisions in this by-law to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the [tenth (10th)] day following the day on which the first public announcement of such increase was made by the Corporation.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this by-law 2.2.1.

(k)	Definitions. For purposes of this by-law 2.2.1,

(i)	“Affiliate”, when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(iii)	“Associate”, when used to indicate a relationship with a specified person, shall mean (i) any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding, (ii) any partner of that person, (iii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (iv) a spouse of such specified person, (v) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (vi) any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(iv)	“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Corporation by a person, (i) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities;

(v)	“close of business” means 5:00 p.m. (Vancouver time) on a business day in British Columbia, Canada;

(vi)	“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Corporation or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Corporation or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts; and

(vii)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.